Exhibit (21)
SUBSIDIARIES OF SUPERIOR BANCORP

NAME OF SUBSIDIARY	STATE OF ORGANIZATION

Superior Bank	Federally chartered thrift institution

TBC Realty Holdings Corporation	Alabama

TBC Real Estate Investment Company, Inc.	Alabama

Superior Financial Management, Inc.	Alabama

SFS, LLC	Alabama

Superior Financial Services	Alabama

1st Community Credit Corporation	Alabama

Community Insurance Corp.	Alabama

Southern Select Insurance, Inc.	Alabama

Morris Avenue Management Group, Inc.	Alabama

TBC Capital Statutory Trust II	Connecticut business trust

Superior Capital Trust I	Delaware business trust

Community (AL) Capital Trust I	Delaware business trust

People’s Community Statutory Trust I	Delaware business trust